Exhibit T3A.29.6

The Commonwealth of Massachusetts

MICHAEL JOSEPH CONNOLLY
Secretary of State	FEDERAL IDENTIFICATION
ONE ASHBURTON PLACE, BOSTON, MASS. 02108	NO. 04-2547678
ARTICLES OF AMENDMENT
General Laws, Chapter 1568, Section 72
     This certificate must be submitted to the Secretary of the Commonwealth within sixty days after the date of the vote of stockholders adopting the amendment. The fee for filing this certificate is prescribed by General Laws, Chapter 156B, Section 114. Make check payable to the Commonwealth of Massachusetts.

We,	Paul S. Gass	,President,~~Vice-President,~~ and
	Cyril Hochberg	,Clerk/~~Assistant clerk~~ of

EATON FINANCIAL CORPORATION (Name of Corporation)
located at The Beaumont Building, P.O. Box 71 South Station, 27 Hollis Street, Framingham, MA 01701, do hereby certify that the following amendment to the articles of organization of the corporation was duly adopted at the Annual Meeting of Stockholders held on August 13, 1985, by vote of

1,175,351 shares of common stock out of 1,520,928 shares outstanding,
(Class of Stock)
shares of out of shares outstanding, and
(Class of Stock)
shares of out of shares outstanding.
(Class of Stock)

CROSS OUT INAPPLICABLE CLAUSE	being at least a ~~majority of each class outstanding and entitled to vote thereon~~[1]
three-fourths ~~two-thirds~~ of the ~~each~~ class outstanding and entitled to vote thereon and of the ~~each~~ class or series of stock whose rights are adversely affected thereby:-[2]

[1]	For amendments adopted pursuant to Chapter 156B, Section 70.

[2]	For amendments adopted pursuant to Chapter 156B, Section 71.
Note: If the space provided under any Amendment or item on this form is insufficient, additions shall be set forth on separate 8 1/2 x 11 sheets of paper leaving a left hand margin of at least 1 inch for binding. Additions to more than one Amendment may be continued on a single sheet so long as each Amendment requiring each such addition is clearly indicated.

FOR INCREASE IN CAPITAL FILL IN THE FOLLOWING:

The total amount of capital stock already authorized is	{	shares preferred shares common shares preferred shares common	} }	with par value without par value

The amount of additional capital stock authorized is	{	shares preferred shares common shares preferred shares common	} }	with par value without par value

Article 6 of the Articles of Organization are amended as set forth below:

VOTED:	That Clause (v) in the Definition of Business Combination in Article 6 of the Corporation’s Articles of Organization be and is hereby amended as identified and set forth in Proposal No. 3 of the Corporation’s Proxy Statement dated July 8, 1985, as follows:
     (v) issuance or pledge of securities of the Corporation or a subsidiary of the Corporation to or with a Related Person, other than as part of a dividend of securities payable to or dividend reinvestment plan available to all holders of the affected class of securities or as part of a bona fide director or employee stock option, stock ownership, stock bonus or other benefit plan...
     The foregoing amendment will become effective when these articles of amendment are filed in accordance with Chapter 156B, Section 6 of The General Laws unless these articles specify, in accordance with the vote adopting the amendment, a later effective date not more than thirty days after such filing, in which event the amendment will become effective on such later date.
IN WITNESS WHEREOF AND UNDER THE PENALTIES OF PERJURY, we have hereto signed our names this 28 day of August, in the year 1985.

Paul S. Gass	/s/ Paul S. Gass	President/~~Vice President~~
Cyril Hochberg	/s/ Cyril Hochberg	Clerk/~~Assistant Clerk~~